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VIA EDGAR AND HAND DELIVERY
File No. 064142-0005

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mark Brunhofer, Senior Accounting Examiner
Jim Rosenberg, Senior Assistant Chief Accountant
Irene Paik, Attorney Advisor
Joseph McCann, Staff Attorney

Re:	Satsuma Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted on June 21, 2019
CIK No. 0001692830

Ladies and Gentlemen:

On behalf of Satsuma Pharmaceuticals, Inc. (the “Company” or “Satsuma”), we are hereby submitting a Draft Registration Statement on Form S-1 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Company previously submitted a Draft Registration Statement on Form S-1 on June 21, 2019 (the “Draft Submission”) on a confidential basis. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 19, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

August 2, 2019

Draft Registration Statement on Form S-1 submitted June 21, 2019

Prospectus Summary

Overview, page 1

1.

We note your statements throughout the prospectus that you believe STS101 has the potential to be a “best-in-class” acute treatment for migraine. This term suggests that your product candidate is effective, likely to be approved and compares favorably to competitive products. It is premature and inappropriate for you to make such statements or implications. Accordingly, please delete all references throughout your registration statement to STS101 as having the potential to become a best-in-class therapy. If you wish to distinguish STS101 from other acute treatments for migraine that are marketed or are being developed for your target indication, such disclosure should be accompanied by cautionary language that the statements are not intended to give any indication that your product candidate has been proven effective or that it will receive regulatory approval.

Response: In response to the Staff’s comment, the Company has revised pages 1, 2, 72, 85, 86 and 92 of the Registration Statement.

2.

We note that the disclosure that STS101 was designed to be “effective” and “safe.” As your product candidate has not received FDA approval, it is premature to suggest or imply that it is safe or effective. Please revise your disclosure here and any similar statements throughout the prospectus accordingly.

Response: In response to the Staff’s comment, the Company has revised pages 2, 86 and 93 of the Registration Statement.

3.

We refer to the graphs on page 93 which indicate that DHE mesylate IM injection demonstrated higher plasma concentration than your STS101 candidate. Accordingly, please revise to balance the Summary presentation by clarifying how your product compares to the IM injection alternative. For instance, we refer to disclosures on page 2 indicating that (i) STS101 has a number of key attributes that you believe may provide significant advantages over existing acute treatments for migraine and (ii) DHE exposure levels following STS101 administration exceeded or fell within ranges that previously have demonstrated efficacy with other dosage forms of DHE.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 3, 85, 86, 93 and 94 of the Registration Statement.

August 2, 2019

4.

Please revise the Prospectus Summary to explain that you rely on a license from SNBL to develop and commercialize STS101. With reference to your January 5, 2017 press release, “Satsuma Pharmaceuticals Spins Out from Shin Nippon Biomedical Laboratories (SNBL) with Funding from Leading Institutional Life Science Investors,” it also should be clear from your Summary disclosure that were an SNBL subsidiary at the time that SNBL granted you the original June 2016 license.

Response: In response to the Staff’s comment, the Company has revised pages 4, 106 and 107 of the Registration Statement.

5.	Please revise the disclosure on page 2 to explain briefly the term “drug exposure.” From your disclosure, it should be clear how this measure differs from plasma concentration.

Response: In response to the Staff’s comment, the Company has revised pages 2, 86 and 93 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 4

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

Risk Factors

“STS may cause undesirable side effects or have other properties that could delay…” page 19

7.

We note your disclosure that unless you can successfully demonstrate by conducting a drug-drug interaction study that the coadministration of DHE and certain other drugs does not result in inhibition of DHE metabolism and elevated DHE levels, the FDA is likely to require a “black box” warning in your label for STS101, which could result in STS101 not achieving its full commercial potential. Please revise your “DHE” disclosure on page 88 and your Development Plan disclosures on pages 96-98 to discuss side effects associated with DHE use and your development plans, if any, to conduct drug-drug interaction studies.

Response: In response to the Staff’s comment, the Company has revised pages 19, 91, 102 and 103 of the Registration Statement.

August 2, 2019

“Our amended and restated certificate of incorporation and amended and restated bylaws will provide for an exclusive forum.” page 59

8.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose here and on pages 144-145 whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to specifically state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To the extent the provision does not apply to claims arising under the Securities Act and the Exchange Act, please ensure the exclusive forum provision in your governing documents states this clearly.

Response: In response to the Staff’s comment, the Company has revised pages 59 and 150 of the Registration Statement.

Use of Proceeds, page 63

9.

We note that you intend to use the net proceeds from this offering to fund your Phase 3 EMERGE efficacy trial and your Phase 3 safety trial for STS101 and to further develop STS101. Please revise your disclosure to specify whether additional funds will be necessary to complete the two clinical trials you identify. If a material amount of other funds is necessary to complete these trials, state the amounts and sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 64 of the Registration Statement. The Company further respectfully advises the Staff that the Company intends to disclose the overall progress the Company expects to achieve with the proceeds from the offering, together with its current cash, cash equivalents and marketable securities, once the Company has determined the anticipated size of the offering.

DHE, page 88

10.

We note that your disclosures on pages 2 and 90 compare your STS101 product to Migranal and intravenous-delivered DHE by referencing plasma concentration levels in terms of variability, rapidity, and high peak measurement. Based on these disclosures and others, it appears that these three factors/measures may impact DHE’s therapeutic response but also may be associated with negative side effects. Accordingly, please revise appropriate sections of your Business discussion to explain the significance of DHE plasma concentration as it relates to therapeutic response and side effects. From your revised disclosures, it should be clear how your STS101 product compares to Migranal and to IV delivered DHE in terms of variability, rapidity, and high peak measurements of recorded DHE plasma concentrations.

Response: In response to the Staff’s comment, the Company has revised pages 2, 3, 86, 93 and 94 of the Registration Statement.

August 2, 2019

Our Solution: STS for the Acute Treatment of Migraine, page 89

11.

We note that your disclosure concerning the STS101 development work that SNBL conducted over more than 15 years. Please revise here and elsewhere, as applicable, to clarify whether Satsuma has engaged in any product development efforts since the spin-off and indicate whether any such development efforts are on-going.

Response: In response to the Staff’s comment, the Company has revised pages 92 and 93 of the Registration Statement.

12.

With reference to your disclosure in the penultimate paragraph on page 90, please revise the Business section to explain the favorable stability properties that STS101 dry-powder formulation has demonstrated.

Response: In response to the Staff’s comment, the Company has revised page 93 of the Registration Statement.

Business

Safety and Tolerability, page 93

13.

Your disclosure indicates that subjects treated with STS101 reported a higher frequency of nasal adverse events than those treated with DHE mesylate IM injection or Migranal DHE mesylate liquid nasal spray. Please expand your disclosure to identify the adverse events experienced by patients undergoing each treatment and the frequency of each adverse event. Provide comparative data for DHE mesylate IM injection and Migranal DHE mesylate liquid nasal spray and also discuss potential reason(s) for the disparate results. Also revise your disclosure on pages 2 or 3 to balance your Summary disclosures on page 2 concerning STS101’s safety and tolerability profile.

Response: In response to the Staff’s comment, the Company has revised pages 2, 86, 96 and 97 of the Registration Statement.

Comparison of STS101 PK Data to Other DHE Products, page 93

14.

We note that in this section captioned, “Comparison of STS101 PK Data to Other DHE Products,” you compare STS101 to Migranal DHE mesylate liquid nasal spray and MAP0004, but not to injectable DHE. Accordingly, please revise this caption to clarify that you are comparing STS101 to other DHE nasal sprays.

Response: In response to the Staff’s comment, the Company has revised pages 97, 98 and 99 of the Registration Statement.

August 2, 2019

15.

Please revise your disclosure to clarify, if true, that MAP0004 was never approved by the FDA and, therefore, FDA did not make a determination concerning the efficacy or safety of the drug candidate. Please also expand your disclosure to discuss any known differences in trial protocols, conditions and patient populations that could materially impact the comparability of the trial data sets presented.

Response: In response to the Staff’s comment, the Company has revised page 97 of the Registration Statement.

Phase 3 Efficacy Trial, page 96

16.	Please revise to identify the “certain patient” subgroups that you reference in the penultimate sentence on page 96.

Response: In response to the Staff’s comment, the Company has revised pages 99 and 102 of the Registration Statement.

Intellectual Property, page 100

17.

We refer to your disclosure on page 33 concerning your “solely owned patent portfolio” and your disclosure on page 111 concerning your SNBL license covering certain patent rights. Please revise your disclosure on page 100, and elsewhere as applicable, to clarify/distinguish the intellectual property rights that you own and those rights covered by the SNBL license. From your revised disclosures, investors should be able to determine the duration of your royalty obligations and the term of the SNBL license agreement, as it currently stands, for all jurisdictions where you plan to commercialize. Given the close connection between your Intellectual Property discussion and your SNBL license discussion, also consider revising the presentation so that these discussions appear in succession.

Response: In response to the Staff’s comment, the Company has revised page 106 and 107 of the Registration Statement.

Governing Regulation, page 101

18.

We note your disclosure indicating that FDA will require you to conduct human factors studies to support approval of STS101. Please expand your disclosure to explain what these studies entail and revise your development plan disclosures on pages 96-98 to discuss your plans as they relate to these studies.

Response: In response to the Staff’s comment, the Company has revised pages 92, 103 and 108 of the Registration Statement.

August 2, 2019

Coverage and Reimbursement, page 109

19.

Given your disclosed plans to submit an NDA before the end of 2021, please expand your disclosure concerning coverage and reimbursement to discuss the coverage and reimbursement applicable to existing acute migraine treatments, including those using DHE.

Response: In response to the Staff’s comment, the Company has revised page 116 of the Registration Statement. The Company respectfully advises the Staff that it has only conducted preliminary market research regarding the coverage and reimbursement for STS101. While the Company has disclosed in the Registration Statement that existing acute migraine treatments are generally covered and reimbursed, the Company does not have sufficient knowledge of the details of the coverage and reimbursement applicable to existing acute treatments for migraine as it has not been party to any discussions or negotiations with respect to the extent or scope of coverage and reimbursement with payors. In light of the foregoing and the preliminary nature of its market research with regard to STS101, the Company believes that disclosure of additional detail around coverage and reimbursement of existing acute migraine treatments, which investors could interpret to apply to STS101, is premature and potentially misleading. In particular, the limited number of payors with whom the Company has conducted research expect that STS101 cite efficacy data as the most important consideration in making formulary inclusion decisions, which the Company will not have until completion of its planned Phase 3 clinical trial. Such payors have also indicated that they anticipate access management will be similar to other branded treatments for the acute treatment of migraine and may include tiering or step edits, prior authorization and quantity limits.

Licenses and Collaborations, page 111

20.	Please revise to disclose the amounts reimbursed to SNBL pursuant to the license, or advise.

Response: In response to the Staff’s comment, the Company has revised page 107 of the Registration Statement.

General

21.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Registration Statement contains all of the graphics the Company currently intends to use in the prospectus.

* * *

August 2, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	John Kollins, Satsuma Pharmaceuticals, Inc.
Tom O’Neil, Satsuma Pharmaceuticals, Inc.
Alan Mendelson, Latham & Watkins LLP
Miles Jennings, Latham & Watkins LLP
Kenn Guernsey, Cooley LLP
Sean Clayton, Cooley LLP